Web.com Group, Inc. 12808 Gran Bay Parkway West Jacksonville, FL 32258 T 904 680 6600 F 904 880 0350 NASDAQ: WWWW

May 1, 2012

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-9303

Attention:        Mark P. Shuman

          Matthew Crispino

Re:	Web.com Group, Inc.
Registration Statement on Form S-3
Filed February 16, 2012
File No. 333-179553

Ladies and Gentlemen:

We respectfully submit this letter in further response to the letter dated March 27, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David L. Brown, Chief Executive Officer of Web.com Group, Inc., a Delaware corporation (the “Company” or “Web.com”), relating to the Company’s registration statement on Form S-3 file February 16, 2012.

In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.

General

1.	We note that in Item 1 of your Form 10-K filed on March 13, 2012, you state that the consideration for the acquisition of Network Solutions consisted of $405.1 million in cash and the issuance of 18 million shares of Web.com common stock at a market price of $9.16 per share, resulting in a total purchase price of $570 million. We note similar disclosure in other periodic reports that you have filed discussing the Network Solutions’ acquisition, including the 10-Q filed on November 8, 2011 and the Form 8-K filed on October 28, 2011. Section 2.02 of the Purchase Agreement, however, indicates that in addition to the cash paid and common stock issued, you also agreed to assume Network Solutions’ outstanding debt, which appears to have been in excess of $200 million. The actual price that you paid for Network Solutions, therefore, was more than $770 million. Please expand your registration statement to include a discussion of the total consideration paid in connection with the acquisition of Network Solutions. Also, tell us whether you plan to amend your historical filings to accurately disclose the actual purchase price in your periodic filings.

United States Securities and Exchange Commission

May 1, 2012

Web.com has added additional disclosure to the registration statement on Form S-3 to further explain that the purchase price paid to the sellers of Network Solutions was $570 million consisting of $405.1 million in cash and the issuance of 18 million shares of Web.com common stock valued at $9.16 per share and that in connection with the acquisition, Web.com assumed the obligation to pay approximately $211.7 million of outstanding debt of Network Solutions and paid off such liabilities at closing with borrowings from Web.com’s new credit facilities, and assumed certain other liabilities.  See footnote 7 to our financial statements for the fiscal year ended December 31, 2011 included in the our annual report on Form 10-K filed on March 13, 2012 with the Securities and Exchange Commission (“SEC”).

Web.com does not believe amendments to its historical filings are necessary because the prior disclosure is accurate and not misleading. Web.com believes its prior disclosures in its periodic and current reports are consistent with FASB Accounting Standards Codification (ASC) 805, Business Combinations. In general, ASC 805 requires business combination accounting to reflect acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed and non-controlling interests in the acquiree (i.e., consideration transferred is comprised of the fair value of the acquisition-date net assets). Thus, Web.com believes it is an accurate statement that the purchase price paid to the sellers of Network Solutions for the net assets was $570 million comprised of cash and securities. The net assets consisted of tangible currents assets of $15,366 thousand, property and equipment of $17,506 thousand, non-current assets of $6,068 thousand, deferred expenses of $99,701 thousand, developed technology of $129,640 thousand, customer relationships of $230,140 thousand, domain/trade names of $98,230 thousand, non-compete agreements of $600 thousand and goodwill of $508,176 thousand) totaling $1,105,427 thousand and the liabilities assumed at the closing in the approximate amount of $535,427 thousand consisting of current liabilities of $25,723 thousand, long-term debt of $211,672 thousand, deferred revenue of $184,391 thousand and a deferred tax liability of $113,641 thousand. Footnote 7 to the Company’s financial statements for the fiscal year ended December 31, 2011 included in the Company’s annual report on Form 10-K filed on March 13, 2012 with the Securities and Exchange Commission explains this calculation in detail.

While Web.com has agreed to include the new disclosure in the registration statement on Form S-3 and agrees to describe the purchase price for the Network Solutions’ acquisition in future filings in the same way, it does not believe that such disclosure is required. Web.com’s concern (and the reason for the cross-reference to the Footnote 7 disclosure) is that there were other liabilities at the Network Solutions entity acquired by Web.com in the acquisition (i.e., current liabilities, deferred revenues and deferred tax liabilities) for which Web.com is liable yet the staff’s comment is focused only on the long-term liabilities at the entity level.

In light of the foregoing, Web.com does not propose to amend its prior filings but will in the future describe the purchase price paid to the sellers of Network Solutions as described above.

United States Securities and Exchange Commission

May 1, 2012

As directed in the Comment Letter, the Company is acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct your questions or comments regarding the Company’s responses to Nancy H. Wojtas, Cooley LLP, at (650) 843-5819 or by facsimile to (650) 849-7000, and to the undersigned at (904) 680-6997 or by facsimile to (904) 880-0350. Thank you for your assistance.

Sincerely,

Web.com Group, Inc.

By:	/s/ Matthew P. McClure
Matthew P. McClure
Secretary

cc:           James Fulton, Esq.